U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.   Name and Address of Reporting Person*
          Pitser              Tommy                  G.
          (Last)              (First)             (Middle)

          c/o Tower Automotive, Inc. 6303 28th Street, S.E.
                              (Street)

       Grand Rapids              MI               49546
          (City)              (State)             (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     Tower Automotive, Inc. TWR

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year
     11/98

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)

     ____ Director                      ___ 10% Owner
     _X__ Officer (give title below)    ___ Other (specify below)


7.   Individual or Joint/Group Filing (Check applicable line)

     _X_  Form filed by One Reporting Person
     ___  Form filed by More than One Reporting Person


TABLE I - Non-Derivative Securities Acquired, Disposed of, or Benefically Owned

1.   Title of Security (Instr. 3)
     Common Stock

2.   Transaction Date (Month/Day/Year)
     11/4/98

3.   Transaction Code (Instr. 8)
          Code      S
          V         -

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
          Amount         3,500
          (A) or (D)     (D)       *
          Price          $23.81

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 1,500 (I)
     1,200 (D)

6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4)


7.   Nature of Indirect Beneficial Ownership (Instr. 4)
     By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

                            (Print or Type Responses)

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v)

                                                                          (over)

 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 3)


2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/Day/Year)


4.   Transaction Code (Instr. 8)
          Code
          V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
          (A)
          (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable
          Expiration Date

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
          Title
          Amount or Number of Shares

8.   Price of Derivative Security (Instr. 5)


9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)


10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)


11.  Nature of Indirect Beneficial Ownership (Instr. 4)




Explanation of Responses:

*This sale of shares is within six (6) months of a purchase of shares (3,000) which occurred on July 24, 1998. The purchase of July 24, 1998 was at the price of $22.70 per share. The profits from this short-swing transaction, $3,300, have been disgorged to the Company under cover of a letter dated December 8, 1998.


                                     /s/ Michael G. Wooldridge          12/10/98
                                     **Signature of Reporting Person        Date
                                     Michael G. Wooldridge for
                                     Tommy G. Pitser

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.